

May 6, 2015

Via E-mail
Joseph Wade
Chief Executive Officer
1PM Industries, Inc.
312 S. Beverly Drive, #3401
Beverly Hills, California 90292

> **Re: 1PM Industries, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 7, 2015**
> **File No. 333-203276**

Dear Mr. Wade:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed April 7, 2015

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Front Cover Page of Prospectus

2.   Please update your disclosure here and throughout the prospectus to clarify that you are listed on the OTC Pink but that the display of quotes has been discontinued.

Prospectus Summary, page 6

3.   We note your disclosure here and throughout the prospectus that you executed a reverse merger with Embarr Farms, Inc. on June 5, 2014. However, as reflected in the Form 10-K filed on December 17, 2014, by Embarr Downs, Inc., an apparent affiliate and previously a reporting company, Embarr Downs acquired Torrent Energy Corp. on August 21, 2014. Please advise or revise to reconcile this apparent discrepancy.

4.   In the paragraph under "Reverse Merger," you indicate that "WB Partners purchased majority control from David Cutler… and were issued" common shares. Clarify who "issued" the shares and, if it was the company, explain why the company issued shares in exchange for consideration received by WB Partners. Clarify also the relationship(s) between Messrs. Wade and Billington and WB Partners. This comment applies to the disclosure under "Transactions with Related Parties" on page 30 as well.

Risk Factors, page 10

The OTC Markets has labeled our common stock with the warning sign "Caveat Emptor"…, page 12

5.   Expand your disclosure to clarify that the impact of "Caveat Emptor" is that OTC Markets has discontinued the display of quotes for your common stock on the www.otcmarkets.com.   Furthermore, you state that the "Caveat Emptor" will remain in effect until "the registration statement is effective and you are current in filing your reports." However, that is not one of the reasons listed in the Caveat Emptor warning. Also, we note that you are currently not a reporting company. Please advise or revise.

Determination of Offering Price, page 15

6.   In light of our Comment 2 above, please revise to disclose the information required by Item 505(a) of Regulation S-K to describe the various factors considered in determining your offering price. As part of that discussion, address why you believe that $1.00 is the appropriate price given the increase in the number of shares of common stock outstanding from 92,395 to 10,000,000 and the significant dilution to occur as a result of this offering.

Business of the Registrant, page 21

7.   Clarify who will be manufacturing the NewGenica brand products and file the related manufacturing agreements.

Reports to Shareholders, page 22

8.   Revise the opening paragraph to clarify that you will be required to file reports with the SEC upon effectiveness of the registration statement.

Market Information, page 22

9.   Revise to clarify that your common stock trades on the OTC Pink but that quotes have been discontinued due to the Caveat Emptor posting.

10.   We note that your stock price had quarterly highs of $20, $18.80 and $17 in 2014. It is our understanding that you had minimal operations at that time. Please advise if there are any press releases or news articles which would account for those prices.

Liquidity and Capital Resources, page 25

11.   We note on page 7 that you state that you have verbal agreements in place with your officers, directors and principal shareholders to borrow up to $100,000 to fund current operations. Please disclose whether any funds have been borrowed pursuant to the terms of those agreements. In addition, please file, as an exhibit, a written description of the material terms of this and any other material oral agreements. For guidance, see Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations.

Identification of Directors and Executive Officers, page 27

12.   Please revise the business experience for each of your officers to provide specific dates held in each position and for each of the prior employers during the past five years. Also, provide an explanation regarding the nature and responsibilities undertaken in each of their current and prior positions. Refer to Item 401(e) of Regulation S-K.

13.   We note that you state here that Embarr Downs, Inc. is a publicly traded company. Please confirm and clarify that the common stock of Embarr Downs, Inc. is currently listed on the OTC Markets. Also, clarify that Embarr Downs no longer files reports with the Commission.

Security Ownership of Certain Beneficial Owners and Management, page 31

14.   We note that you have aggregated the number of shares beneficially owned. Please confirm whether Mr. Wade and Mr. Billington separately hold equal fractions of the 100,050,662 shares of Common Stock and 4,000,000 of Series F Preferred Stock disclosed in the table.

Exhibit 5.1

15.   The opinion that you file to satisfy your obligations per Regulation S-K Item 601(b)(5) must opine on the laws of the jurisdiction in which you are incorporated. In this regard, we note that 1PM Industries, Inc. is incorporated in the state of Colorado and the legal opinion filed as Exhibit 5.1 is restricted to the federal securities laws and the Nevada Revised Statutes. Please obtain a new opinion that addresses your state of incorporation. See Staff Legal Bulletin No. 19 which can be found at http://www.sec.gov/interps/legal/cfslb19.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844, or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director